Exhibit 99.1
Resource Extraction Payment Report
Government-level disclosure
All payments are made out of APA Corporation's four operating segments: the U.S., Egypt, offshore the U.K. in the North Sea, and Suriname.
The table below sets forth our payments made to governments for the fiscal year ended December 31, 2024, by country and type of payment.

		Payment Type(1)
Government Entity	Subnational Jurisdiction(2)	Taxes	Royalties	Fees	Production Entitlements	Bonuses	CSR	Total

		(U.S. $ in thousands)(1)
United States
Office of Natural Resources Revenue	Offshore – Gulf of America – Texas	$—	$6,077	$—	$—	$—	$—	$6,077
Office of Natural Resources Revenue	Onshore – New Mexico	—	37,576	—	—	—	—	37,576
United Kingdom
Aberdeen City Council Business Rate	Offshore – North Sea – Great Britain	1,233	—	—	—	—	—	1,233
HM Revenue & Customs (HMRC)	Offshore – North Sea – Great Britain	327,206	—	—	—	—	—	327,206
Department For Energy Security & Net Zero	Offshore – North Sea – Great Britain	—	—	249	—	—	—	249
Egypt
Egyptian General Petroleum Corporation	Onshore – Egypt – Western Desert	—	—	6,540	393,077	10,750	—	410,367
Egyptian Tax Authority	Onshore – Egypt – Western Desert	723,397	—	—	—	—	—	723,397
Suriname
Staatsolie Maatschappij Suriname N.V.(3)	Offshore – Atlantic Ocean – Paramaribo	—	—	—	—	—	137	137
		$1,051,836	$43,653	$6,789	$393,077	$10,750	$137	$1,506,242
(1) All payments are reported in U.S. dollars. Payments made in the United Kingdom were made in British pound sterling. These payments have been converted to U.S. dollars using the exchange rate existing at the time the payment was made.
(2) Projects are disclosed by subnational political jurisdiction as all payments have the same type of resource (oil/natural gas) and extraction method (well).
(3) Payments related to Suriname are Corporate Social Responsibility (CSR) payments that were established as part of the Production Sharing Contract with the Suriname government.